SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page

Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended 2006 dated March 8, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: March 12, 2007

Exhibit 99.1

Hurray! Reports Fourth Quarter and Fiscal 2006 Unaudited Financial Results

BEIJING, March 8, 2007 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY—News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

FINANCIAL HIGHLIGHTS:

Highlights for Fourth Quarter 2006

•	Total revenues: $17.0 million, decline of 5.6% quarter-over-quarter and growth of 6.3% year-over-year, meeting previous guidance of $17.0 million to $18.0 million

•	Wireless value-added services revenues: $15.1 million, decline of 7.8% quarter-over-quarter and growth of 11.5% year-over-year

•	Software and system integration services revenues: $0.1 million, decline of 11.9% quarter-over-quarter and decline of 93.1% year-over-year

•	Recorded music revenues, which are from our record label businesses: $1.8 million, growth of 18.7% quarter-over-quarter

•	Net income: $1.6 million, decline of 2.7% quarter-over-quarter and decline of 47.8% year-over-year

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $1.4 million, decline of 32.1% quarter-over-quarter and decline of 48.1% year-over-year

•	Diluted earnings per ADS: $0.07

Highlights for Fiscal Year 2006

•	Total revenues: $70.1 million, growth of 10.7% as compared with $63.4 million for 2005

•	2.5G services revenues: $29.9 million, decline of 16.7% as compared with $35.9 million for 2005

•	2G services revenues: $32.6 million, growth of 61.8% as compared with $20.1 million for 2005

•	Software and system integration services revenues: $1.4 million, decline of 80.7% as compared with $7.3 million for 2005

•	Recorded music revenues, which represent the full year contribution from our new record label businesses we entered this year: $6.2 million

•	Net income: $5.8 million, decline of 68.8% as compared with $18.6 million for 2005

•

Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $7.4 million, decline of 62.1% as compared with $19.6 million for 2005

•	Diluted earnings per ADS: $0.26

Commenting on the forth quarter results, QD Wang, Chairman and CEO of Hurray! stated: “We are pleased to report a solid quarter which meet our previous estimate despite renewed deterioration in our operating environment during December. Going forward, we will continue our strategy of developing proprietary contents and diversifying distribution channels, while transforming ourselves into a leading entertainment content production and distribution house in China.”

BUSINESS RESULTS

Total revenues for the fourth quarter ended December 31, 2006 were $17.0 million, representing a 5.6% decrease from $18.0 million for the preceding quarter, and a 6.3% increase from $16.0 million for the fourth quarter in 2005.

Total revenues for fiscal year 2006 were $70.1 million, representing a 10.7% increase from $63.4 million for fiscal year 2005.

Total wireless value-added services revenues were $15.1 million for the fourth quarter of 2006, a decline of 7.8% as compared with $16.4 million in the previous quarter and growth of 3.7% as compared with $14.6 million in the fourth quarter of 2005.

2.5G services revenues were $6.5 million for the fourth quarter of 2006, representing a decline of 11.8% as compared with $7.4 million for the previous quarter and a decline of 23.5% as compared with $8.5 million for the fourth quarter of 2005.

Of 2.5G services, WAP revenues were $5.1 million, a decline of 2.0% as compared with $5.2 million in the previous quarter and a decline of 31.1% as compared with $7.4 million in the fourth quarter 2005. The decline of WAP revenues in the quarter was a result of new regulations implemented in the quarter mandating free trial periods and double reminders for subscription based services.

MMS revenues were $0.6 million, a decline of 24.0% as compared with $0.8 million in previous quarter and 45.5% as compared with $1.1 million in the fourth quarter of 2005. The decline of MMS revenues in the quarter was a result of the same regulations that impacted our WAP revenues.

Java(TM) revenues were $0.7 million for the fourth quarter 2006, representing a decline of 51.0% as compared with $1.4 million in the previous quarter. We acquired Shanghai Magma at the beginning of the year and have consolidated its operations since first quarter 2006.

2G services revenues were $8.6 million for the fourth quarter of 2006, representing decline of 4.5% as compared to $9.0 million for the previous quarter and a growth of 41.6% as compared to $6.1 million for the fourth quarter of 2005.

Of 2G services, SMS revenues were $5.3 million for the fourth quarter of 2006, representing a decline of 2.7% as compared with $5.5 million in the previous quarter and an increase of 89.3% as compared with $2.8 million in the fourth quarter of 2005. The annual increase in SMS revenues was due to our increased direct media advertising efforts commenced earlier.

IVR revenues were $2.3 million for the fourth quarter of 2006, a decline of 12.6% as compared with $2.6 million for the previous quarter and a decline of 12.6% as compared with $2.6 million for the fourth quarter of 2005.

RBT revenues were $1.0 million for the fourth quarter 2006, representing growth of 6.2% as compared with $0.9 million in the previous quarter, and growth of 42.9% as compared with $0.7 million for the fourth quarter of 2005.

Total wireless value-added services revenues for fiscal year 2006 were $62.5 million, an increase of 11.5% as compared with $56.1 million in fiscal year 2005.

2.5G services revenues were $29.9 million for fiscal year 2006, representing a decline of 16.7% as compared with $35.9 million for fiscal year 2005.

Of 2.5G services, WAP revenues were $21.4 million, a decline of 37.4% as compared with $34.2 million in fiscal year 2005.

MMS revenues were $4.0 million, an increase of 135.3% as compared with $1.7 million for fiscal year 2005.

Java(TM) revenues were $4.2 million, predominantly from our acquisition of Shanghai Magma at the beginning of the year, as compared with nil 2005.

2G services revenues were $32.6 million for fiscal year 2006, representing growth of 61.8% as compared to $20.1 million for the previous year.

Of 2G services, SMS revenues were $18.4 million for fiscal year 2006, representing an increase of 72.7% as compared with $10.6 million for fiscal year 2005.

IVR revenues were $10.8 million for fiscal year 2006, as compared with $8.5 million for the previous year.

RBT revenues were $3.4 million for fiscal year 2006, as compared with $1.0 million in fiscal year 2005.

Software and system integration services revenues were $0.1 million for the fourth quarter of 2006, representing a decline of 11.9% as compared with $0.1 million for the previous quarter and a decrease of 93.1% as compared with $1.4 million for the fourth quarter of 2005. For fiscal year 2006, software and system integration services revenues were $1.4 million, a decline of 80.7% from $7.3 million for fiscal year 2005.

Recorded music revenues, which represent revenues of our controlled music companies Hurray! Freeland Music and Huayi Brothers Music, were $1.8 million, an increase of 18.7% as compared with $1.5 million in the previous quarter. The growth of recorded music revenues in the fourth quarter is due to new releases by our two music label companies in the quarter.

Total recorded music revenues for fiscal year 2006 were $6.2 million, as compared with nil in 2005.

Total gross margin was 31.2% for the fourth quarter of 2006 as compared with 37.6% for the previous quarter and 41.5% for the fourth quarter of 2005.

For fiscal year 2006, total gross margin was 35.6% as compared with 52.7% for fiscal year 2005.

Gross margin for wireless value-added services was 31.9% for the fourth quarter of 2006, as compared with 36.9% in the previous quarter and 36.8% for the fourth quarter of 2005.

Gross margin for 2.5G services was 41.8% for the fourth quarter of 2006, as compared to 48.2% for the previous quarter and 56.3% for the fourth quarter of 2005. The decrease in 2.5G gross margin was due to an increase in content and promotion costs.

Gross margin for 2G services was 24.4% for the fourth quarter of 2006, as compared to 27.7% for the previous quarter and 9.6% for the fourth quarter of 2005. The quarterly decrease in 2G gross margin was due to an increase in direct media advertising cost.

Gross margin for wireless value-added services was 34.9% for fiscal year 2006 as compared with 48.9% for fiscal year 2005.

Gross margin for 2.5G services was 46.4% for fiscal year 2006 as compared with 58.5% for fiscal year 2005 due to the decrease of revenue and increase in higher cost associated with marketing promotions.

Gross margin for 2G services was 24.4% for fiscal year 2006 as compared with 31.9% for the fiscal year 2005 due to the increased direct media advertising cost.

Software and system integration services gross margin was -109.9% for the fourth quarter of 2006, as compared to 39.5% for the previous quarter and 88.9% for the fourth quarter of 2005.

Gross margin for software and system integration services was 32.8% for fiscal year 2006 as compared with 82.1% for the fiscal year 2005.

Recorded music gross margin was 33.6% for the fourth quarter of 2006 as compared to 45.1% in the previous quarter, reflecting increased costs associated with new releases.

Recorded music gross margin was 42.7% for fiscal year 2006.

Total gross profit was $5.3 million for the fourth quarter of 2006, representing a decline of 21.6% as compared with $6.8 million for the previous quarter and a decline of 19.9% as compared with $6.6 million for the fourth quarter of 2005.

For fiscal year 2006, total gross profit was $25.0 million, a decline of 25.3% as compared with $33.4 million for fiscal 2005.

Total operating expenses were $4.7 million for the fourth quarter of 2006, representing a decline of 14.8% as compared to $5.6 million for the previous quarter and an increase of 8.5% as compared to $4.4 million for the fourth quarter of 2005. The decrease in operating expenses quarter-to-quarter is mostly due to our cost optimization program implemented in the second and third quarters of 2006; the increase year over year is mainly due to the expenses of the newly acquired music companies.

For fiscal year 2006, total operating expenses were $21.0 million, an increase of 32.8% as compared with $15.8 million for the fiscal 2005.

Interest income for the fourth quarter of 2006 was $0.6 million as compared to $0.7 million in the previous quarter. Income tax was a credit of $0.6 million in the fourth quarter 2006 compared to $0.2 million in the fourth quarter of 2005 mainly as result of the reversal of previously accrued tax as one of our companies qualified for preferential tax rates.

For fiscal 2006, interest income was $2.6 million as compared with $1.4 million in 2005, principally resulting from higher interest rates, and income tax expense was $0.1 million compared to $0.4 million in 2005.

Net income was $1.6 million for the fourth quarter of 2006, representing a decrease of 2.7% as compared to $1.6 million for the previous quarter, and a decrease of 47.8% as compared to $3.0 million for the fourth quarter of 2005. Net margin was 9.2% for the fourth quarter of 2006 as compared to 8.9% for the previous quarter and 18.7% for the fourth quarter of 2005.

For the fiscal 2006, net income was $5.8 million, a decline of 68.8% as compared with $18.6 million for the fiscal 2005. Net margin was 8.3% for the year, as compared with 29.4% for the fiscal 2005.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $1.4 million for the quarter, a decline of 32.1% as compared with $2.1 million in the previous quarter and a decline of 48.1% as compared with $2.8 million in the fourth quarter of 2005. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $7.4 million for fiscal year 2006, a decline of 62.1% as compared with $19.6 million in the previous year.

Fully diluted earnings per ADS were $0. 07 based on a weighted average of 21.7 million diluted ADSs for the fourth quarter of 2006. This figure compares to $0.07 based on a weighted average of 21.7 million diluted ADSs for the previous quarter and $0.13 based on a weighted average of 22.4 million diluted ADSs for the fourth quarter of 2005.

Fully diluted earnings per ADS were $0.26 based on a weighted average of 22.1 million diluted ADSs for fiscal year 2006. This figure compares with $0.87 based on a weighted average of 21.2 million diluted ADSs for fiscal 2005.

As of December 31, 2006, the company had outstanding 21.5 million basic ADSs and 21.7 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of December 31, 2006, the company had $74.6 million in cash and cash equivalents.

The following tables compare key operating data for the company’s wireless value added services business for the fourth quarter 2006 and fourth quarter 2005:

Fourth quarter 2006 revenue breakdown by operator and by service platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$3.9	$1.4	$—	$—	$5.3
IVR	1.3	0.4	0.5	0.1	2.3
RBT	0.5	0.4	0.1	—	1.0

2G Revenues	5.7	2.2	0.6	0.1	8.6

WAP	2.7	2.4	—	—	5.1
MMS	0.3	0.3	—	—	0.6
Java	0.8	—	—	—	0.8

2.5G revenues	3.8	2.7	—	—	6.5

Total	$9.5	$4.9	$0.6	$0.1	$15.1

Fourth quarter 2005 revenue breakdown by operator and by service platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.9	$1.9	$—	$—	$2.8
IVR	1.1	0.8	0.5	0.2	2.6
RBT	0.5	0.2	—	—	0.7

2G Revenues	2.5	2.9	0.5	0.2	6.1

WAP	2.9	4.5	—	—	7.4
MMS	1.1	—	—	—	1.1
Java	—	—	—	—	—

2.5G revenues	4.0	4.5	—	—	8.5

Total	$6.5	$7.4	$0.5	$0.2	$14.6

Fourth quarter 2006 revenue contribution % by operator and by service platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	73.1%	25.6%	0.4%	0.9%	100.0%
IVR	54.9	18.3	22.4	4.4	100.0
RBT	54.3	39.1	6.2	0.4	100.0
2G Revenues	66.1	25.2	6.9	1.8	100.0
WAP	52.4	47.6	—	—	100.0
MMS	49.4	50.6	—	—	100.0
Java	99.6	0.4	—	—	100.0
2.5G revenues	58.2	41.8	—	—	100.0
Total	62.7%	32.3%	4.0%	1.0%	100.0%

Fourth quarter 2005 revenue contribution % by operator and by service platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	32.1%	67.9%	—%	—%	100.0%
IVR	42.3	30.8	19.2	7.7	100.0
RBT	71.4	28.6	—	—	100.0
2G Revenues	41.0	47.5	8.2	3.3	100.0
WAP	39.2	60.8	—	—	100.0
MMS	100.0	—	—	—	100.0
Java	100.0	—	—	—	100.0
2.5G revenues	47.1	52.9	—	—	100.0
Total	44.5%	50.7%	3.4%	1.4%	100.0%

BUSINESS HIGHLIGHTS

Hurray! continued executing its strategy of developing proprietary contents and diversifying distribution channels, with the following highlights:

•	Hurray! released a series of new songs, including:

✓	“Love and Respect” (Wan Zhong Ai Dai) by Edell of Hurray! Freeland Music

✓	“Mai Dou” by Shao Yuhan of Hurray! Freeland Music

✓	“What I mean in Your Eyes” (Wo Dao Di Suan Shen Me) by Pan Xiaofeng of Hurray! Freeland Music

✓	“The One” by Jane Zhang of Huayi Brothers Music

✓	“Hard to be friends” (Peng You Nan Dang) by Yu Quan of Huayi Brothers Music

✓	“Shinning Shinning” by Zhou Xun of Huayi Brothers Music

•	Hurray! signed up a number of new and top tier artists, including:

✓	Yang Kun, an famous singer in China, which produced hit songs “Never Mind” (Wu Suo Wei) and “Moon Represent My Heart” (Yue Liang Dai Biao Wo De Xin) by Huayi Brothers Music.

✓	Lin Xinru, a famous TV star and singer in Taiwan, by Huayi Brothers Music

✓	Su Youpeng, a famous singer and TV star in Taiwan, by Huayi Brothers Music

•	Hurray! launched 20 new titles on China Mobile’s game portal, including:

✓	“Sword of Fairy”

✓	“Visional Hubble-bubble”

✓	“Magma Millionaire in Shanghai”

✓	“Legend of Seal”

✓	“Ru Lai Shen Zhang”.

•

Hurray! launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Consequently, “QQ Love”, “What I Mean in Your Eyes”, “Keep Loving” and “Wings” became popular hits in the fourth quarter and ranked top 10 for many consecutive weeks in the second quarter on both China Mobile’s music portal and Baidu’s music search platform.

•

Music and game related revenues, representing revenues from our recorded music and our wireless value-added services with music and game content, were about 44% or $7.5 million of total revenues for the quarter. This compares to 40% or $6.5 million in the forth quarter of 2005.

•

Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as direct media advertising, interactive media programs, Internet marketing alliances, and handset vendor partnerships reached approximately 33%, or $5 million, of total wireless value-added services revenues. This compares to 22% or $3.2 million in the year ago quarter.

“Despite the challenging wireless services operating environment, we remain committed to our transformation strategies and confident about our long term prospect” commented Mr. Wang.

Business Outlook

For first quarter 2007, Hurray! expects its total consolidated revenues to be between $15.0 and $16.0 million, reflecting impact of tightened enforcement of policy and regulation changes previously announced by MII and mobile operators.

Note to the Financial Information

The financial information in this press release has been extracted from the financial information prepared using the recognition and the measurement basis of accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the third quarter results at

Time:	9:00 pm Eastern Standard Time on March 7, 2007 or 10:00 am Beijing/Hong Kong Time on March 8, 2007

The dial-in number:	800-884-5695 (US)
617-786-2960 (international)
Password: 86492786

A replay of the call will be available from March 7, 2007 until March 14, 2007 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 32801076

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1464167 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority-controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2006	As of December 31, 2005(1)
	(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$74,597	$75,959
Accounts receivable	13,178	18,089
Note receivable	272	—
Prepaid expenses and other current assets	2,701	1,859
Amount due from related parties	167	—
Inventories	178	437

Total current assets	91,093	96,344

Deposits and other non-current assets	632	1,502
Property and equipment, net	1,954	2,536
Acquired intangible assets, net	6,023	3,312
Goodwill	39,622	23,026
Non-current deferred tax assets	—	140

Total assets	$139,324	$126,860

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,681	$3,731
Acquisition payable	5,832	154
Accrued expenses and other current liabilities	2,613	3,210
Amount due to a related party	—	202
Income tax payable	489	90
Deferred tax liability	530	248

Total current liabilities	13,145	7,635

Minority interests	3,359	605

Shareholders’ equity:
Ordinary shares	108	111
Additional paid-in capital	73,608	77,336
Retained earnings	45,705	39,899
Accumulated other comprehensive income	3,399	1,274

Total shareholders’ equity	122,820	118,620

Total liabilities and shareholders’ equity	$139,324	$126,860

(1)	December 31, 2005 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005(1)
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$8,608	$6,078	$32,570	$20,131
2.5G services	6,498	8,496	29,941	35,932
Software and system integration services	98	1,424	1,407	7,293
Recorded music	1,805	—	6,204	—

Total revenues	17,009	15,998	70,122	63,356

Cost of revenues:
2G services	6,508	5,492	24,615	13,714
2.5G services	3,784	3,715	16,057	14,921
Software and system integration services	206	158	946	1,302
Recorded music	1,199	—	3,553	—

Total cost of revenues	11,697	9,365	45,171	29,937

Gross profit	5,312	6,633	24,951	33,419

Operating expenses:
Product development	698	697	2,602	2,537
Selling and marketing	2,751	2,791	11,921	9,797
General and administrative	1,286	875	6,472	3,474

Total operating expenses	4,735	4,363	20,995	15,808

Income from operations	577	2,270	3,956	17,611

Interest expense	45	—	45	27
Interest income	587	553	2,576	1,428
Income tax expense	(564)	(174)	121	393
Minority interests	(117)	—	(562)	—

Net income	$1,566	$2,997	$5,804	$18,619

Earnings per share, basic	$0.0007	$0.0014	$0.0027	$0.0089
Earnings per ADS, basic	$0.07	$0.14	$0.27	$0.89
Earnings per share, diluted	$0.0007	$0.0013	$0.0026	$0.0087
Earnings per ADS, diluted	$0.07	$0.13	$0.26	$0.87

Shares used in calculating basic earnings per share	2,152,282,170	2,219,045,975	2,189,748,563	2,092,089,848
ADSs used in calculating basic earnings per ADS	21,522,822	22,190,460	21,897,486	20,920,898
Shares used in calculating diluted earnings per share	2,171,571,924	2,243,429,037	2,208,758,636	2,129,228,961
ADSs used in calculating diluted earnings per ADS	21,715,719	22,434,290	22,087,586	21,292,290

(1)	December 31, 2005 balances were extracted from the audited financial statements.

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses that are not related to the Company’s operations. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the twelve months ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005(1)
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Net income	$1,566	$2,997	$5,804	$18,619
Add:
Interest expense	45	—	45	27
Income tax expense	(564)	(174)	121	393
Depreciation and amortization	825	493	3,481	1,939
Non-cash stock compensation expense	158	17	545	38
Less:
Interest income	587	553	2,576	1,428

Adjusted EBITDA	$1,443	$2,780	$7,420	$19,588

(1)	December 31, 2005 balances were extracted from the audited financial statements.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.